ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.810/033/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-46??



03050980

March 26, 2003

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

03 APR -7 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Notification of the Resolution of the Board of Directors' Meeting No.3/2003/207, regarding the Company's issuance and offering of warrants to its management and employees

Attachment: 1. Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees Year 2003
2. Capital Increase Report Form

The Board of Directors of PTT Exploration and Production Public Company Limited (PTTEP), in the meeting No. 3/2003/207 held on March 26, 2003, resolved to propose to the 2003 General Shareholders' Meeting for its consideration the following matters:

1. The issuance and offering of 2,000,000 units of warrants to purchase the Company's common shares to its management and employees in the year 2003 (details are in attachment 1).

2. The allotment of the 2,000,000 new common shares for the exercise of right under the warrants issued to management and employees in the year 2003 (details are in attachment 2).

3. To approve the empowerment of the President to have authority to execute the relevant and sequential matters related to the issuance and offering of these warrants.

Yours sincerely,



Chitrapongse Kwangsukstith
President



อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟกซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com

Attachment 1

Warrant Allotment Program of
PTT Exploration and Production Public Company Limited for
Its Management and Employees Year 2003

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares to its management and employees. The details are as follows:

1. Objective and Necessities
   1.1 To create an ownership atmosphere among management and employees.
   1.2 To compensate and reward management and employees who dedicated their time and effort to the Company, in order to retain valuable personnel with the Company.
   1.3 To be an incentive for management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase the PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years commencing from the issuing date
Amount	:	2,000,000 units (two million units) or equivalent to 0.31% of the Company's total paid up shares
Amount of Shares Reserved for the Exercise of the Warrants	:	2,000,000 shares
Offering Price	:	-0- Baht
Exercise Ratio	:	1 warrant unit per 1 common share
Exercise Price	:	Calculated by using the average closing price of PTTEP shares from the first working day following the period which was used for calculating the exercise price of the 2002 ESOP Program up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment or Ex-dividend (XD) date and minus the dividend per share of 2002. Details are as follows:

- The first working day following the period, which was used, for calculating the exercise price of the 2002 ESOP Program is May 28, 2002.
- The working day prior to the date, which the Company determines that the new shareholders have no right to receive the 2002 dividend payment or Ex-dividend (XD) date, is March 31, 2003.
- The dividend per share of 2002 is Baht 6.75.

The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal place is less than 5, then it will be nullified.

Exercise Date : The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

In case the exercise date falls on a holiday, the exercise date will be the first following business day. However, should the final exercise date fall on a holiday, the exercise date will be the previous business day.

Management and employees can accumulate or delay the exercise of warrants for up to 5 years from the issuing date.

Offering : To management and employees of the Company.

3. Name of management and employees who received warrants exceeding 5% of the total warrants issued.

   None of the management and employees received warrants exceeding 5% of the total warrants issued.

4. Effect upon shareholders from issuance of warrants and offering to management and employees on this occasion

   4.1 Effect upon share price (Price Dilution).

   The issuing and offering of warrants is not expected to create any material effect, since the exercise price is a market price calculated by using the average closing price of PTTEP shares from the first working day following the period which was used for calculating the exercise price of the 2002 ESOP Program up to the working day prior to the date which the Company

determines that the new shareholders have no right to receive the 2002 dividend payment or Ex-dividend (XD) date and minus the dividend per share of 2002.

4.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).

In case all 2,000,000 warrants are exercised, the effect upon profit sharing or voting rights of existing shareholders (Control Dilution) will decrease by 0.31% of 652,000,000 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders will be 99.69%.

5. *Methods and conditions of warrants allocation*

Qualifications of the Receiver : Management and employees, including

1. Full time employees (management and employees), and employees on probation.
2. Employees on secondment from PTT Public Company Limited (PTT Plc.).
3. Employees in No.1 above, who have passed away, are infirmed, or have retired in the year of the allocation of the warrants.

Those people must have been working with the company for at least 1 month before the allocation date, and must have been employed by the Company at the time of allocation in the year 2003.

Allocation Method : To reward management and employees according to their responsibilities and performance, and by considering their job levels, the Company will allocate the warrants to its management and employees as follows:

- Management: 30% of the total warrants allocated in 2003
- Employees: 70% of the total warrants allocated in 2003

This is to provide an incentive for management and employees to perform their duties in the best interest of the Company, resulting in a share price increase.

Exercise Conditions :

1. On each exercise date, the holder of the warrants must be a PTTEP employee, except in case of death, infirmity or retirement in the year of exercise, or in any other cases as desired by PTTEP e.g. early retirement.
   However, this condition will not be applied to the employees on secondment from PTT Plc., and such persons must remain PTT Plc. employees by the time of exercising the warrants.
2. Un-exercised warrants or warrants held by disqualified holders will become invalid and have to be returned to the Company. The Company may allocate these warrants to its employees in the following years, or cancel the warrants at the end of Warrant

Allotment Program. The Board of Directors will be periodical informed of such allocation.

6. Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.

   The issuance and offering of warrants will need a shareholders' resolution of 3/4 of shareholders who are present and have voting rights and with no objection by more than 10% of the voting rights from the shareholders who are present or from the assignees of the shareholders.

7. Other conditions

   The President is empowered to have authority to execute all related transactions, to seek approval from related authorities and will have the authority to proceed or decide on any related matters including authority to determine and/or amend methods, conditions and any other related matters as well as warrants offering and issuance terms and conditions, issuance of shares reserved for the conversion, change in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.

File No. 82-3827

CAPITAL INCREASE REPORT FORM
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
26 MARCH 2003

We, PTT Exploration and Production Public Company Limited hereby notify you of the resolutions of the Board Of Directors Meeting No. 3/ 2546/ 207 held on 26 March 2003, regarding the increase of registered capital and allotment of new common shares as follows:

1. **Increase of Registered Capital**

At the 2002 PTTEP General Shareholders' Meeting, it was resolved to increase the registered capital of the Company from the amount of 3,272,000,000 Baht to 3,322,000,000 Baht, by issuing 10,000,000 new common shares, at a par value of 5 Baht, totaling 50,000,000 Baht as a reserve for the exercise of 10,000,000 units of warrants to be issued to the Company's directors, management, and employees. At the meeting, it was also resolved to allocate 2,000,000 common shares for the exercise of warrants to the Company's directors, management, and employees in the year 2002.

2. **Allotment of New Shares**

At the Board of Directors Meeting No. 3/ 2546/ 207 held on 26 March 2003, it was resolved to allot 2,000,000 newly issued common shares, par value of 5 Baht, totaling 10,000,000 Baht as a reserve for the exercise of warrants to be issued to the Company's management and employees. Such allotment will be proposed to the shareholders for consideration and approval. Details are as follows:

2.1 Details of the Allotment

Allotment	No. of shares (Shares)	Ratio (Existing : new shares)	Selling price/ Share(Baht)	Date and Time of Subscription and Payment for shares	Remarks
Management and employees of the Company for the exercise of Warrants issued in Accordance with the ESOP Plan	2,000,000	-	Calculated by using the average closing price of PTTEP shares from the first working day following the period which was used for calculating the exercise price of the 2002 ESOP Program up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment or Ex-dividend (XD) date and minus the dividend per share of 2002. ** Remarks:	-	Details as Show in a attachment 1

** Remarks:

- The first working day following the period which was used for calculating the exercise price of the 2002 ESOP Program is May 28, 2002.
- The working day prior to the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment or Ex-dividend (XD) date, is March 31, 2003.
- The dividend per share of 2002 is Baht 6.75.

The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal place is less than 5, then it will be nullified.

2.2 The Company's plan for fraction of unallocated shares - none -

2.3 The remaining unallocated shares 6,000,000 shares

3. Shareholders Meeting for Approval of the Capital Increase and the Allotment of the New Common Shares.

The Shareholders Meeting for the approval of the allotment of the new common shares will be held on 24 April 2003 at 15.30 hrs. at the PTT Auditorium 2nd Floor, PTT Public Company Limited, head office building. The Company will close the share register on 4 April 2003 at 12:00 p.m. in order to determine the rights of shareholders to attend and to vote.

4. Approval of Capital increase and Allotment of New Common shares from the Government Agencies Concerned and Conditions of Approval (if any)

The Company will file for approval of the issue and allocation of warrants to management and employees from the office of the Securities and Exchange Commission, and will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised. The Company will seek approval from the Stock Exchange of Thailand to list the new common shares as listed and traded securities in the Stock Exchange of Thailand.

5. Objectives of Capital Increase and Plans for utilizing proceeds received from the Capital Increase.

The objectives and necessities of offering shares to management and employees of the Company is to compensate and motivate management and employees to perform their duties in the best interest of the Company as well as to retain them with the Company for long-term benefit. The proceeds from the exercise of warrants will be used as working capital.

6. Benefits received by the Company from Capital Increase/Allotment of New Common Shares.

The objective of the ESOP plan is to compensate and motivate the management and employees to perform their duties in the best interest of the company as well as to retain them with the Company, which, in turn, will benefit the Company in the long run.

7. **Benefits received by the Shareholders from Capital Increase/Allotment of New Common Shares.**

   The motivation of management and employees to perform their duties in the best interest of the Company will improve the Company's performance, hence improve the return on investment of shareholders.

8. **Other details necessary for the shareholders in support of their decision in approval of Capital Increase/Allotment of New Common Shares.**

   - None -

9. **Action plan after the Board of Directors passed a resolution approving Capital Increase and Allotment of New Common Shares.**

   March 26, 2003

   PTTEP Board of Directors' meeting resolved to propose to 2003 General Shareholders' Meeting to issue and to offer 2,000,000 units of warrants to the management and employees as well as to allot 2,000,000 new common shares as a reserve for the exercise of the warrants.

   April 4, 2003

   Close the Company share register for suspension of share transfer for the right to attend the 2003 General Shareholders' Meeting.

   April 24, 2003

   2003 General Shareholders' Meeting.

   After receiving the Shareholders' resolution, the Company will proceed with the Filing and Issuance process of warrants.

   The company certifies that the information contained in this Capital Increase Report Form is accurate and complete in all respects.



(Mr. Chitrapongse Kwangsukstith)
President

ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.810/094/2003

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

March 26, 2003

03 APR -7 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional Agendas for the Year 2003 General Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.3/2546/207 held on 26 March 2003, passed a resolution for two additional agendas for 2003 General Shareholders' Meeting. The meeting will be held on April 24, 2003 at 15.30 hrs at the Auditorium, 2nd Floor, PTT Plc. Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The agendas of the 2003 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the 2002 General Shareholders' Meeting.

The Board of Directors' Opinion: The Minutes should be approved.

Agenda 2 To acknowledge the Company's performance in the 2002 and to approve the 2002 financial statements including the dividend payment.

The Board of Directors' Opinion: The Meeting should acknowledge the Company's performance and approve the 2002 financial statements, including the dividend payment on May 9, 2003.

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.
There are five directors who are retiring as follows:

1. Mr. Pala Sookawesh	Director
2. Mr. Nopadon Mantajit	Director
3. Mr. Wisudhi Srisuphan	Director
4. Mr. Anucha Sihanatkathakul	Director and Independent Director
5. Mr. Chitrapongse Kwangsukstith	Director and Secretary

The Board of Directors' Opinion: The meeting should elect directors to replace those who are due to retire by rotation and to set the directors' remuneration. The retired directors may be re-elected.

-2- / *Agenda 4*



File No. 82-3827

Agenda 4 To appoint the auditor and to set his/her remuneration.

The Board of Directors' Opinion: The Meeting should appoint Office of the Auditor General and set his/her remunerations for 2003, in the amount of Baht 900,000, in accordance with approval by the Audit Committee.

Agenda 5 To approve the issuance and offering of 2,000,000 units of warrants to purchase the Company's common shares for its management and employees in the year 2003 (Details as per disclosure on Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees Year 2003).

The Board of Directors' Opinion: The Meeting should approve the issuance and offering of 2,000,000 units of warrants to purchase the Company's common shares for its management and employees.

Agenda 6 To approve the allotment of the 2,000,000 new common shares for the exercise of right under the warrants issued to management and employees in the year 2003 (Details as per disclosure on Capital Increase Report Form)

The Board of Directors' Opinion: The Meeting should approve the allotment of the 2,000,000 shares for the exercise of right under the warrants as proposed.

Agenda 7 To approve the transfer of warrants to purchase the Company's common shares, allotted in 2002 for PTTEP directors who are governmental officials, to the Ministry of Finance, in accordance with the cabinet resolution dated 29 March 1994 on the subject of Ethical Controls for Governmental Officials who are Directors of State Enterprises.

The Board of Directors' Opinion: The Meeting should approve the transfer of warrants to purchase the Company's common shares, allotted in 2002 for PTTEP directors who are governmental officials, to the Ministry of Finance as proposed.

Agenda 8 Other business. (if any)

Please be informed accordingly.

Yours sincerely,



Chitrapongse Kwangsukstith
President